UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                                 CGI Group Inc.
                                (Name of Issuer)

                           Class A Subordinate Shares
                         (Title of Class of Securities)

                                    39945C109
                                 (CUSIP Number)

                                  July 7, 1998
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [ ]  Rule 13d-1(b)

        [ ]  Rule 13d-(c)

        [X]  Rule 13d-1(d)


--------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 39945C109                     13G                 Page 2 of 6 Pages





1 Name of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only)

             Serge Godin

2            Check the Appropriate Box If a Member of a Group            (a) [ ]
             (See Instructions)                                          (b) [X]


3            SEC Use Only



4            Citizenship or Place of Organization

             Canada

                               5            Sole Voting Power
         Number of
           Shares                           13,510,681
        Beneficially
          Owned by
            Each
         Reporting
           Person
            With

                               6            Shared Voting Power

                                            0

                               7            Sole Dispositive Power

                                            429,640

                               8            Shared Dispositive Power

                                            13,081,041

9            Aggregate Amount Beneficially Owned by Each Reporting Person

             13,510,681

10 CheckIf the Aggregate Amount in Row (9) Excludes Certain Shares [X] (See Instructions)


11           Percent of Class Represented by Amount in Row (9)

             10.4%

12           Type of Reporting Person (See Instructions)

             IN

CUSIP No. 39945C109                       13G                 Page 3 of 6 Pages


Item 1(a). Name of issuer:

              CGI Group Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

              1130 Sherbrooke Street West, 5th Floor, Montreal, Quebec, H3A 2M8

Item 2(a). Name of Person Filing:

              Serge Godin

Item 2(b). Address of Principal Offices or, if None, Residence:

              c/o CGI Group, Inc., 1130 Sherbrooke Street West, 5th Floor, Montreal, Quebec, H3A 2M8

Item 2(c). Citizenship:

              Canada

Item 2(d). Title of Class of Securities:

              Class A Subordinate Shares

Item 2(e). CUSIP Number:

              39945C109

Item 3. If the Statement is being filed pursuant to Rule 13d-1(b) or 13d-2(b) or
(c), check whether the filing person is a:

     (a) [ ] Broker or dealer registered under section 15 of the Act.

     (b) [ ] Bank as defined in section 3(a)(6) of the Act.

     (c) [ ] Insurance company as defined in section 3(a)(19) of the Act.

     (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940.

     (e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ]

CUSIP No. 39945C109                       13G                 Page 4 of 6 Pages


Item 4.  Ownership.

     The holdings reported herein are stated as of December 31, 1998. Mr. Godin was the beneficial owner of more than 5% of the issuer's Class A Subordinate Shares upon the registration of such shares under the Securities Exchange Act of 1934, as amended, effective July 7, 1998.

     (a) Amount beneficially owned:    13,510,681 shares (including  13,081,041
                                       shares   issuable  upon   conversion  of
                                       13,081,041  of  the  issuer's   Class  B
                                       Shares  (multiple  voting)  and  265,200
                                       shares issuable upon the exercise of options exercisable within 60 days of December 31, 1998).

                                       By  virtue  of the  Second  Amended  and
                                       Restated    Options     Agreement    and
                                       Shareholders'    Agreement   among   the
                                       issuer's Majority Shareholders,  BCE and
                                       Bell   Canada,   the   parties  to  such
                                       agreement  may be  considered  a "group"
                                       under Rule 13d-5 and,  as a result,  Mr.
                                       Godin  may  be   considered  to  be  the
                                       beneficial owner of shares beneficially owned by Andre Imbeau, Jean Brassard and BCE, Inc. As of December 31, 1998,

                                        (i)    Mr.  Imbeau was  understood to be
                                               the beneficial owner of 2,209,088
                                               shares    (including    1,938,536
                                               shares  issuable upon  conversion
                                               of   1,938,536  of  the  issuer's
                                               Class B Shares (multiple  voting)
                                               and 250,000 shares  issuable upon
                                               the     exercise    of    options
                                               exercisable  within  60  days  of
                                               December 31, 1998);

                                        (ii)   Mr. Brassard was understood to be
                                               the beneficial owner of 1,140,793
                                               shares (including  867,248 shares
                                               issuable   upon   conversion   of
                                               867,248 of the  issuer's  Class B
                                               Shares   (multiple   voting)  and
                                               250,000 shares  issuable upon the
                                               exercise  of options  exercisable
                                               within  60 days of  December  31,
                                               1998); and

                                        (iii)  BCE  was  understood  to  be  the
                                               beneficial  owner  of  57,856,433
                                               shares    (including    1,500,001
                                               shares  issuable upon  conversion
                                               of   1,500,001  of  the  issuer's
                                               Class    B    Shares    (multiple
                                               voting)).

                                       Mr. Godin disclaims beneficial ownership of such shares.

     (b) Percent of class:             10.4%  (55.7%  including  shares  as  to
                                       which     beneficial     ownership    is
                                       disclaimed, as described above)

     (c) Number of shares as to which such person has:

     (i)      Sole power to vote or direct the vote:          13,510,681 shares

     (ii)     Shared power to vote or direct the vote:                 0 shares

     (iii)    Sole power to dispose or to direct the
              disposition of:                                    429,640 shares

     (iv)     Shared power to dispose or to direct the
              disposition of:                                 13,081,041 shares

CUSIP No. 39945C109                       13G                 Page 5 of 6 Pages


Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person had ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

     The shares identified in Item 4 include shares indirectly beneficially owned in a trust for the benefit of members of Mr. Godin's family.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.

Item 8.  Identification and Classification of Members of the Group.

     Not applicable.

Item 9.  Notice of Dissolution of Group.

     Not applicable.

Item 10. Certification.

     Not applicable.

CUSIP No. 39945C109                         13G               Page 6 of 6 Pages



                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       August 27, 1999
                                                       (Date)


                                                       /s/ Serge Godin
                                                       (Signature)


                                                       Serge Godin
                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)